                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                    DIRECT DIAL:
(212) 818-8881                                                (212) 818-8638
                                           April 24, 2006

VIA EDGAR AND FEDERAL EXPRESS
------------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

       Re:      Ascend Acquisition Corp.
                Registration Statement on Form S-1 ("Registration Statement")
                Amendment 1 Filed March 13, 2006
                File No. 333-131529
                -------------------

Dear Mr. Reynolds:

         On behalf of Ascend Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter, dated April 18, 2006, relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of
Units being offered under the Registration Statement from 3,500,000 Units to
6,000,000 Units, and the underwriter's overallotment option has been correspondingly increased from 525,000 Units to 900,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount.
Captions and page references herein correspond to those set forth in Amendment
No. 2 to the Registration Statement ("Amendment No. 2"), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.
We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to John Zitko.

         Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

Mr. John Reynolds
April 24, 2006

THE OFFERING, PAGE 3
--------------------

1.       WE NOTE THAT THE SUBSCRIPTION AGREEMENT ATTACHED AS EXHIBIT 10.10 TO
         AMENDMENT 1 PROVIDES FOR A LESSER AMOUNT OF INSIDER UNITS TO BE
         PURCHASED BY MR. RICE THAN THE SUBSCRIPTION AGREEMENT THAT WAS ATTACHED
         AS EXHIBIT 10.10 TO YOUR ORIGINAL FILING. AS A RESULT, IT APPEARS THAT
         THE PRIVATE PLACEMENT AS ORIGINALLY STRUCTURED WAS NOT IRREVOCABLE AND,
         ADDITIONALLY, THE PRIVATE PLACEMENT NOW PROPOSED WAS NOT COMPLETED
         PRIOR TO THE FILING OF THE RESALE REGISTRATION STATEMENT. ACCORDINGLY,
         THE COMPANY MAY NOT REGISTER THE 166,667 UNITS FOR RESALE. PLEASE
         REVISE TO REMOVE THE INSIDER UNITS FROM THE COMPANY'S REGISTRATION
         STATEMENT AND MAKE APPROPRIATE REVISIONS THROUGHOUT THE REGISTRATION
         STATEMENT.

         We have revised the Registration Statement as requested.

2.       WE NOTE YOUR RESPONSE TO COMMENT SIX FROM OUR LETTER OF MARCH 6, 2006
         THAT THE WARRANTS HELD BY INSIDERS MAY NOT BE EXERCISABLE UNTIL AFTER A
         BUSINESS COMBINATION. PLEASE ADVISE THE STAFF OF THE BASIS OF SUCH
         STATEMENT AND INCLUDE DISCLOSURE IN YOUR REGISTRATION STATEMENT TO SUCH
         EFFECT.

         The disclosure throughout the Registration Statement currently indicates that the units to be purchased by Mr. Rice ("Insider Units") will be
"identical to the units being offered by this prospectus..." Additionally, as set forth throughout the Registration Statement, the warrants being offered by the Company pursuant to the prospectus will become exercisable only on the later of the Company's completion of a business combination and one year from the date of the prospectus. Accordingly, the Company's warrants, including those included in the Insider Units, may not be exercisable until after a business combination.
We therefore respectfully believe that no revision to the disclosure in the
Registration Statement is necessary.

3.       WE ALSO NOTE YOUR RESPONSE WITH RESPECT TO WHY THE INSIDER UNITS TO BE
         HELD BY MR. RICE ARE NOT TO BE PLACED IN ESCROW AS RELATING TO THE
         PRICE PER-UNIT TO BE PAID BY MR. RICE. PLEASE DISCLOSE WHY, IF SUCH
         UNITS ARE NOT TO BE SOLD PRIOR TO THE CONSUMMATION OF A BUSINESS
         COMBINATION, THE UNITS ARE NOT PLACED INTO ESCROW UNTIL SUCH TIME.

         We respectfully do not believe there is any practical reason to place the Insider Units in escrow to restrict transferability prior to a business combination. The Insider Units will bear a legend indicating that they are not transferable prior to the completion of a business combination. Additionally, as indicated in response to the Staff's comment one above, the Company is no longer registering the Insider Units for resale. Furthermore, Mr. Rice will continue to be in control of the Company until a business combination so any transfer of such units would necessitate a Form 4 filing announcing to the public that he has violated the restriction on transferability. In contrast, following a business combination, Mr. Rice may or may not be in control of the company and if he was not, there would not be the same level of certainty that his shares would not be transferred (thus necessitating the escrow requirement described above for

Mr. John Reynolds
April 24, 2006

the initial shares). For the foregoing reasons, we respectfully do not believe any revision to the disclosure in the Registration Statement is required.

4.       WE NOTE THAT THE WARRANT PURCHASE AGREEMENT ATTACHED AS EXHIBIT 10.11
         MAY BE EFFECTED NOT BE MR. RICE HIMSELF, BUT BY AN AFFILIATE OR
         DESIGNEE FOR MR. RICE. PLEASE CLARIFY THE BASIS OF YOUR BELIEF THAT, IF
         SUCH PURCHASES TOOK PLACE BY AN AFFILIATE OR DESIGNEE, THEY WOULD
         "DEMONSTRATE CONFIDENCE IN OUR ULTIMATE ABILITY TO EFFECT A BUSINESS
         COMBINATION" AS YOU STATE ON PAGE 44.

         While the warrant purchase agreement attached as Exhibit 10.11 indicates that the warrant purchases may be effected by a designee or affiliate of Mr. Rice, we have been advised that Mr. Rice intends to make such purchases personally. We have revised the disclosure in the Registration Statement, where appropriate, to reflect the foregoing.

5.       WE NOTE YOUR RESPONSE TO COMMENT SEVEN FROM OUR LETTER OF MARCH 6, 2006
         THAT THE COMPANY HAS ALLOWED FOR MR. RICE TO EXERCISE HIS WARRANTS ON A
         CASHLESS BASIS IN ORDER TO PUT HIM IN THE SAME POSITION AS OTHER PUBLIC
         SHAREHOLDERS. IT IS THE STAFF'S CONCERN THAT, BY ALLOWING A CASHLESS
         EXERCISE, THE COMPANY HAS PUT MR. RICE IN A MORE FAVORABLE POSITION
         THAN PUBLIC STOCKHOLDERS. FOR EXAMPLE, IT COULD BE POSSIBLE FOR HIM TO
         EXERCISE ALL OF HIS WARRANTS ON A CASHLESS BASIS AND THEN, ONCE SOLD,
         DETERMINE AS CEO TO REDEEM ALL OF THE COMPANY'S OUTSTANDING WARRANTS.
         SUCH DECISION COULD, IN TURN, RESULT IN A NEGATIVE PRICE PRESSURE ON
         THE PRICE OF BOTH WARRANTS AND COMMON SHARES. SINCE MR. RICE WOULD THEN
         NOT BE SUBJECT TO THE EFFECTS OF SUCH DOWNWARD PRESSURE SINCE HE HAD
         ALREADY EXERCISED ALL OF HIS WARRANTS. ACCORDINGLY, WE REISSUE THE
         COMMENT. PLEASE DISCLOSE IN THIS SECTION AND ELSEWHERE AS APPROPRIATE
         THE CONFLICTS OF INTEREST THAT RESULT FROM MR. RICE'S ABILITY TO
         INFLUENCE THE TIMING OF WARRANT REDEMPTION AS CEO IN LIGHT OF HIS
         ABILITY TO EXERCISE HIS INSIDER WARRANTS ON A CASHLESS BASIS.

          We have revised the disclosure in the Registration Statement to indicate that the warrants held by Mr. Rice will be exercisable by him on a cashless basis only in the event the Company seeks to redeem the warrants. We have further revised the disclosure to indicate that a conflict of interest may result due to Mr. Rice's ability to exercise his warrants on a cashless basis in connection with a redemption of the Company's warrants.

RISK FACTORS, PAGE 10
---------------------

6.       WE NOTE THE DISCLOSURE ON PAGE 17 THAT, "OUR EXISTING STOCKHOLDERS ARE
         ENTITLED TO MAKE A DEMAND THAT WE REGISTER THE RESALE OF THEIR INITIAL
         SHARES AT ANY TIME COMMENCING THREE MONTHS PRIOR TO THE DATE ON WHICH
         THEIR SHARES ARE RELEASED FROM ESCROW. IF OUR EXISTING STOCKHOLDERS
         EXERCISE THEIR REGISTRATION RIGHTS WITH RESPECT TO ALL OF THEIR INITIAL
         SHARES, THEN THERE WILL BE AN ADDITIONAL 875,000 SHARES OF COMMON STOCK
         ELIGIBLE FOR TRADING IN THE PUBLIC MARKET."

Mr. John Reynolds
April 24, 2006

         PLEASE DISCLOSE HOW SUCH DATE WILL BE DETERMINED IF THE DATE OF
         CONSUMMATION FOR A BUSINESS TRANSACTION IS AN UNCERTAINTY.
         ADDITIONALLY, PLEASE RECONCILE WITH YOUR OTHER DISCLOSURE THAT SUCH
         SHARES WILL NOT BE TRANSFERABLE PRIOR TO THE CONSUMMATION OF A BUSINESS
         COMBINATION (AND THUS RELEASED FROM ESCROW) OR CLARIFY THAT THEY WILL
         NOT BE TRANSFERABLE PRIOR TO CONSUMMATION, EVEN IN THE EVENT OF FILING
         FOR REGISTRATION.

         The initial shares issued to the Company's initial stockholders referred to above are being placed in escrow upon consummation of this offering and will not be released until three years from the date of the prospectus. This date will be certain upon consummation of the offering. The disclosure in the
Registration Statement indicates that such initial shares will not be transferable during the "escrow period" and not prior to the consummation of a business combination as indicated in the Staff's comment. Accordingly, we respectfully do not believe any revision to the disclosure in the Registration
Statement is required.

EXHIBITS
--------

7.       WE NOTE YOUR RESPONSE TO COMMENT 14 FROM OUR LETTER OF MARCH 6, 2006.
         WE ALSO NOTE YOUR DISCLOSURE ON PAGE 7 THAT "WE WILL NOT AMEND OUR
         CERTIFICATE OF INCORPORATION TO ALLOW US TO SURVIVE FOR A LONGER PERIOD
         OF TIME IF IT DOES NOT APPEAR WE WILL BE ABLE TO CONSUMMATE A BUSINESS
         COMBINATION WITHIN THE FOREGOING TIME PERIODS." IF TRUE, PLEASE CLARIFY
         YOUR DISCLOSURE TO INDICATE THAT THE COMPANY VIEWS THE OBLIGATION IN
         ARTICLE SIXTH ("THE FOLLOWING PROVISIONS (A) THROUGH (E) SHALL APPLY
         DURING THE PERIOD COMMENCING UPON THE FILING OF THIS CERTIFICATE OF
         INCORPORATION AND TERMINATING UPON THE CONSUMMATION OF ANY "BUSINESS
         COMBINATION," AND MAY NOT AMENDED DURING THE "TARGET BUSINESS
         ACQUISITION PERIOD.") AS AN OBLIGATION TO ITS SHAREHOLDERS AND THAT IT
         WILL NOT TAKE ANY ACTIONS TO WAIVE OR AMEND SUCH PROVISION.

         We have revised the Registration Statement as requested.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                             Very truly yours,

                                             /s/ Jeffrey M. Gallant

                                             Jeffrey M. Gallant

cc:      Don K. Rice
         David M. Nussbaum
         Steven Levine
         Paul D. Broude, Esq.